February 27, 2007

RiverSource Special Tax-Exempt Series Trust
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Agreement and Declaration of Trust and the By-Laws of RiverSource Special Tax-Exempt Series Trust (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the Commonwealth of Massachusetts, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.


Sincerely,




/s/      Scott R. Plummer
--------------------------------
         Scott R. Plummer
         General Counsel
         RiverSource Funds